UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an ☑ Annual Report OR ☐ Special Financial Report for the fiscal year ended 12/31/2024

FAST CASUAL CONCEPTS INC.

Exact name of issuer as specified in the issuer’s charter

Wyoming	83-4100110
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

141 Amsterdam Rd.

Grove City, PA 16127

Address of principal executive offices

727-692-3348

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

Item 1. BUSINESS

Fast Casual Concepts, Inc distributes non alcoholic beverages such as bloody mary mixes and margarita mixes. CK Distribution LLC is owned by Fast Casual Concepts and is the marketing and distribution company for the beverages. CK Distribution sells Seven Sins branded non alcoholic bloody mary mixes through wholesale and retail channels throughout Florida and is currently focusing on expansion into other areas. CK Distribution LLC was acquired by the company on November 25, 2024.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto, included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

During 2024, Fast Casual discontinued the restaurant franchising business with the shuttering of the last franchised eating establishment. During November 2024, Fast Casual pivoted its business to the production, market and sale of specialty drink mixes, with minimal sales of $3,312 in 2024. Revenues from continuing operations are the result of the specialty beverage sales business, revenues and expense from franchising operations are included in discontinued operations in the Fast Casual consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Summary of Critical Accounting Estimates

The following significant accounting policies require management estimates and assumptions which may result in material impacts to Fast Casual’s financial condition.

Leases

Operating lease liabilities represented the present value of lease payments not yet paid. Operating lease assets represented rights to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, incremental borrowing rates corresponding to the reasonably certain lease term were estimated. If the estimate of our incremental borrowing rate was changed, operating lease assets and liabilities could differ materially.

Long Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Fast Casual evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Should impairment in value be indicated, the carrying value of long-lived assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock Based Compensation

We record stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating losses in prior years for financial-reporting and tax-reporting purposes. Accordingly, for Federal income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax asset for the years ended December 31, 2024 and 2023.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under are described as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	Level 3 – Inputs that are unobservable and significant for the asset or liability.

The carrying values of cash and prepaid assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Results of Operations

For The Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Revenues

We had $3,312 and $0 in revenues from specialty beverage sales during the year ended December 31, 2024 and 2023, respectively.

Cost of Sales

We had $3,268 and $0 in cost of sales from specialty beverage sales during the year ended December 31, 2024 and 2023, respectively.

Operating Expenses

Operating expenses were $43,098 and $33,808 for the years ended December 31, 2024 and 2023, respectively. The $9,290, or approximately 27% increase, is mainly a result of $23,815 in professional fees, partially offset by a $14,525 decrease in general and administrative expenses during the year ended December 31, 2024 compared to the prior year.

Loss from Operations

We had an operating loss of $43,054 for the year ended December 31, 2024, compared to an operating loss of $33,808 for the year ended December 31, 2023. The $9,246 increase in loss is mainly due to the $9,290 increase in operating expenses, partially offset by a $44 increase in gross profit on a $3,312 increase in revenues during the year ended December 31, 2024 compared to the prior year.

Other Income and Expenses

We recognized total other expenses of $4,801 for the year ended December 31, 2024 compared to other income of $2,289 for the year ended December 31, 2023. The $7,090 decrease is mainly due to a $9,068 decrease in other income for the year ended December 31, 2024 compared to the year ended December 31, 2023, partially offset by a $1,978 decrease in interest expense for the year ended December 31, 2024.

Net Loss from Continuing Operations

Net loss from continuing operations totaled $47,855 for the year ended December 31, 2024, compared to net loss of $31,950 for the year ended December 31, 2023, an increase of $15,905, or 50%. The increase in net loss from continuing operations is mainly due to the $9,246 increase in losses from operations, as well as the $7,090 decrease in other income, as discussed above.

Net Income from Discontinued Operations

Net income from discontinued operations totaled $118,042 and $41,781 for the years ended December 31, 2024 and 2023, respectively, and represents activities from the restaurant franchising business until its cessation in 2024.

Net Income

Net income was $70,187 and $9,831 for the years ended December 31, 2024 and 2023, respectively. Net income is mainly the result of $118,042 and $41,781 in income from discontinued operations, partially offset by the $47,855 and $31,950 in net loss from continuing operations for the years ended December 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

Assets

Total assets were $130,978 and $54,155 as of December 31, 2024 and 2023, respectively, and consisted of current assets of $742 consisting of $247 cash and $495 in prepaid assets. Current assets at December 31, 2023 totaled $34,038 and consists of $30,742 of cash and $3,296 in receivables from a related party.

Non-current assets consisted of $130,236 in right of use assets at December 31, 2024. Non-current assets consisted of $20,117 in assets of discontinued operations at December 31, 2023.

Liabilities

Total liabilities were $292,589 and $285,953 as of December 31, 2024 and 2023, respectively, and consisted of current liabilities of $137,103 and $171,553, respectively. Current liabilities at December 31, 2024 consisted of $12,356 in accounts payable and accrued expenses, $45,418 in right of use liability and $79,329 in notes payable, related party.

Current liabilities at December 31, 2023 consisted of $5,328 in accounts payable and accrued expenses, $2,519 in notes payable and $163,706 in notes payable, related party.

Long term liabilities at December 31, 2024 and 2023 consisted of $41,086 and $0 in right of use liability and $114,400 and $114,400 in a note payable, respectively.

Net Cash Used in Operating Activities

During the year ended December 31, 2024, our operating activities used $60,704 in cash, compared to cash provided of $84,562 during the year ended December 31, 2023, a decrease of $142,266, or 172%. The decrease is mainly due to a $98,147 decrease in cash as a result of net changes in operating assets and liabilities and a net $107,475 increase in net adjustments to reconcile net income, such as a $124,685 gain on debt forgiveness, $13,006 reduction in depreciation expense and increase of $30,216 in impairment expenses. The increase in adjustments and changes in operating assets and liabilities are partially offset by a $60,356 increase in net income during the year ended December 31, 2024 compared to 2023.

Investing operations provided $1,401 in cash as a result of the acquisition of a subsidiary during the year ended December 31, 2024. There were no cash flows from investing activities during the year ended December 31, 2023.

Financing activities provided $28,808 in cash during the year ended December 31, 2024, compared to $55,181 in net cash used in financing activities during the year ended December 31, 2023. During the years ended December 31, 2024 and 2023, we received $0 and $394,028 in cash from common stock, respectively. We received $90,588 and $53,808 in proceeds and repaid $61,780 and $500,590 in notes payable principal to related parties during the years ended December 31, 2024 and 2023, respectively. We repaid $0 and $2,427 in notes payable principal during the years ended December 31, 2024 and 2023, respectively.

The Company had a working capital deficit of $136,361 at December 31, 2024, as compared to $137,515 at December 31, 2023.

MANAGEMENT

Name	Position	Age	Start Date
George Athanasiadis	CEO	49	March 2019

George Athanasiadis is a very experienced manager and has over 25 years of experience running businesses and marketing products. Mr. Athanasiadis has worked with Fast Casual Concepts since inception and is very experienced in start ups and helping companies grow.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2022 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers or 5% or more	Amount	Percent
George Athanasiadis	16,218,000	62.01%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2024, Fast Casual Concepts Inc. paid a total of $0 of wages to management.

M N VIJAYKUMAR

Chartered Accountant

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

The Board of Directors and Shareholders of Fast Casual Concepts, Inc

141, Amsterdam Rd.,

Grove City, PA 16127

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Fast Casual Concepts, Inc. (the “Company”) as of December 31, 2024, and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matters

We were not engaged to audit, review, or apply any procedures to the financial statements for the year ended December 31, 2023, and, accordingly, we do not express an opinion or any other form of assurance on those financial statements.

We were not engaged to audit the Company’s internal control over financial reporting as of December 31, 2024; accordingly, we do not express an opinion thereon.

No.37, 1st Main, Vinayaka Layout, 3rd Stage, Vijaynagar, Bengaluru- 560040
Mobile: 9980949630, Email: vijaykumarmn17@gmail.com

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements.

We determined that there are no critical audit matters to communicate.

Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in Note 6 to the financial statements, the company has suffered recurring losses from operations and has net capital deficiency that raise substantial doubt about its ability to continue as going concern. The management plan in regard to these matters are also described in Note 6. The financials do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M.N. Vijay Kumar

M N Vijay Kumar

Bengaluru, India

Date – 28-Apr-25

We have served as the Company’s auditor since 2025

No.37, 1st Main, Vinayaka Layout, 3rd Stage, Vijaynagar, Bengaluru- 560040
Mobile: 9980949630, Email: vijaykumarmn17@gmail.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Fast Casual Concepts, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fast Casual Concepts, Inc. and Subsidiary (the “Entity”) as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2023 and 2022, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Entity as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Entity will continue as a going concern. As discussed in Note 6 to the financial statements, the Entity has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Fast Casual Concepts, Inc. and Subsidiary in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Fast Casual Concepts, Inc. and Subsidiary is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated in the Going Concern paragraph above is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

We have served as Fast Casual Concepts, Inc. and Subsidiary’s auditor since 2020.

Goff Backa Alfera and Company, LLC

Pittsburgh, Pennsylvania

April 18, 2024

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash	$247	$30,742
Prepaid expenses	495	—
Assets from discontinued operations	—	3,296
Total current assets	742	34,038

OTHER NON-CURRENT ASSETS
Right of use asset, net	130,236	—
Assets from discontinued operations	—	20,117

TOTAL ASSETS	$130,978	$54,155

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$12,356	$—
Right of use liability	45,418	—
Note payable, current portion	—	2,519
Notes payable, related party	79,329	163,706
Liabilities from discontinued operations	—	5,328
Total current liabilities	137,103	171,553

OTHER NON-CURRENT LIABILITIES
Right of use liability	41,086	—
SBA EID Loan 2020	114,400	114,400
TOTAL LIABILITIES	292,589	285,953

STOCKHOLDERS' DEFICIT
Preferred stock; $0.001 par value, 10,000,000,000 and 10,000,000,000 shares authorized and 10,000,000,000 and 10,000,000,000 shares issued and outstanding	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 26,112,754 and 26,112,754 shares issued and outstanding	26,113	26,113
Common stock subscribed	—	—
Additional paid-in capital	1,850,266	1,850,266
Accumulated deficit	(2,047,990)	(2,118,177)
Total stockholders' deficit	(161,611)	(231,798)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$130,978	$54,155

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023
REVENUES
Beverage sales	$3,312	$—
Total Revenue	3,312	—

COST OF SALES
Product costs	3,268	—
GROSS PROFIT	44	—

OPERATING EXPENSES
General and administrative	19,283	33,808
Professional fees	23,815	—
Total operating expenses	43,098	33,808
Income (loss) from operations	(43,054)	(33,808)

OTHER INCOME (EXPENSE)
Gain on extinguishment of debt	124,685	—
Other income	—	9,068
Interest expense	(4,801)	(6,779)
Total other income (expense)	119,884	2,289
Income (loss) before income taxes	76,830	(31,519)
Provision for income taxes	—	(431)
Income (loss) from continuing operations	76,830	(31,950)
Income (loss) from discontinued operations	(6,643)	41,781

Net income	$70,187	$9,831

Basic income (loss) per common share
Continuing operations	$0.00	$(0.00)
Discontinued operations	$(0.00)	$0.00
Basic net income (loss) per common share	$0.00	$0.00
Basic weighted average common shares outstanding	26,112,754	25,868,576

Diluted income (loss) per common share
Continuing operations	$0.00	$(0.00)
Discontinued operations	$(0.00)	$0.00
Fully diluted net income per common share	$0.00	$0.00
Fully diluted weighted average common shares outstanding	26,112,754	25,868,576

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Preferred Series A		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2022	10,000,000	$10,000	25,438,254	$25,438	$1,446,413	$10,500	$(2,128,008)	$(635,657)

Common stock issued for cash	—	—	657,000	657	383,371	—	—	384,028

Common stock issued for subscribed stock	—	—	17,500	18	10,482	(10,500)	—	—

Net income for the year ended December 31, 2023	—	—	—	—	—	—	9,831	9,831

Balance, December 31, 2023	10,000,000	$10,000	26,112,754	$26,113	$1,850,266	$—	$(2,118,177)	$(231,798)

	Preferred Series A		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2023	10,000,000	$10,000	26,112,754	$26,113	$1,850,266	$—	$(2,118,177)	$(231,798)

Net income for the year ended December 31, 2024	—	—	—	—	—	—	70,187	70,187

Balance, December 31, 2024	10,000,000	$10,000	26,112,754	$26,113	$1,850,266	$—	$(2,047,990)	$(161,611)

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$70,187	$9,831
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities:
Loss on disposal of assets	30,216	—
Gain on forgiveness of debt	(124,685)	—
Depreciation and amortization expense	—	13,006
Changes in operating assets and liabilities:
Decrease in accounts receivable from related party	3,296	51,712
Prepaid assets	(495)	—
Leased assets	5,624	—
Employee retention credit receivable	—	92,317
Other assets	—	434
Accounts payable and accrued expenses	4,509	(82,738)
Lease liabilities	(49,356)	—
Net cash (used in)/provided by operating activities	(60,704)	84,652

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash from acquisition of subsidiary	1,401	—
Net cash provided by investing activities	1,401	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock and shares to be issued for cash	—	394,028
Proceeds from the issuance of notes payable, related party	90,588	53,808
Payments on notes payable, related party	(61,780)	(500,590)
Payments on notes payable	—	(2,427)
Net cash provided by (used in) financing activities	28,808	(55,181)

Net change in cash	$(30,495)	$29,381
Cash, beginning of year	$30,742	$1,361

Cash, end of year	$247	$30,742

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$1,949	$4,542
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

Right of use assets acquired through lease	$135,860	$—
Common stock issued for subscribed stock	$—	$10,500
Accrued interest applied to debt principal	$—	$2,282

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, CK Distributing, LLC (“CK”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock. During October 2024, Fast Casual effectuated a 4:1 reverse split of its common stock.

CK was incorporated on July 10, 2023 under the laws of the state of Florida to pursue production, market and sale of specialty drink mixes. CK was acquired by Fast Casual during November 2024 as the result of a private party agreement between the respective companies’ majority ownership, whereby, 100% ownership of the CK LLC was transferred to Fast Casual in exchange for a significant shareholder in Fast Casual transferring his personal shares to the former owner of CK.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments. All restaurant development, building and operations were discontinued on October 1, 2022. The remaining franchising operations were discontinued during 2024 with the shuttering of the last franchised eating establishment. As such, all balances and activity related to the franchising business have been shown as discontinued operations as of and for the years ended December 31, 2024 and 2023 (see Note 7).

Basis of Presentation

The Financial Statements and related disclosures have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles of the United States (“U.S. GAAP”). Fast Casual has elected a calendar year-end.

Cash Equivalents

Fast Casual considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Presentation of $1,689 in accrued interest as of December 31, 2023 related to the Company’s Cares Act lending was reclassified to present as a separate current liability to conform to the 2024 presentation.

Revenue Recognition Policy

Fast Casual recognizes revenue in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Fast Casual recognizes revenue from continuing operations from the sale of specialty drink mixes. Beverage sales revenue was $3,312 for the year ended December 31, 2024.

Revenue from discontinued operations is from franchising rights to its brand names. Franchising revenue was $22,154 and $65,761 during the years ended December 31, 2024 and 2023, respectively. (see Note 7).

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Leases

During November 2024, Fast Casual entered into a two-year lease of a facility for its beverage operations in Tarpon Springs, Florida. Operating lease assets and liabilities were recognized at the lease commencement date. Operating lease liabilities represented the present value of lease payments not yet paid. Operating lease assets represented rights to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, incremental borrowing rates corresponding to the reasonably certain lease term were estimated. If the estimate of our incremental borrowing rate was changed, operating lease assets and liabilities could differ materially.

Advertising

Production costs of commercials are expensed in the fiscal period the advertising is first aired while the costs of programming and other advertising, promotion and marketing programs are expensed as incurred. These costs are reported as part of general and administrative in the consolidated statements of operations.

Stock-Based Compensation

Fast Casual records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with FASB ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with FASB ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. There was no stock based compensation during the years ended December 31, 2024 and 2023.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash and prepaid assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

New Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Series Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 improves reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses. ASU 2023-07 also requires disclosure of incremental segment information on an annual and interim basis for all public entities. ASU 2023-07 was effective January 1, 2024 for the Company. The adoption of ASU 2023-07 did not have a significant impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU “2023-09”). ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments require that public business entities provide on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 also requires all entities disclose on an annual basis the amount of income taxes paid disaggregated by federal, state and foreign and disaggregated by individual jurisdictions for amounts greater than 5% of income taxes paid. ASU 2023-09 is effective for the Company for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for the Company for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s consolidated financial position and results of operations.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not currently expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Long Lived Assets

Periodically Fast Casual assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. Fast Casual recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during the years ended December 31, 2024 and 2023.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the consolidated statements of operations for both continuing and discontinued operations. Basic EPS is computed by dividing net income (loss) from continuing and discontinued operations available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. There are no outstanding dilutive instruments as of December 31, 2024 or 2023.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

The calculation of basic and diluted net loss per share are as follows:

	For the Year Ended December 31,
	2024	2023
Basic Net Income (Loss) Per Common Share:
Numerator:
Net income (loss) from continuing operations	$76,830	$(31,950)
Net income (loss) from discontinued operations	$(6,643)	$41,781
Net income	$70,187	$9,831
Denominator:
Basic weighted-average common shares outstanding	26,112,754	25,868,576
Net income (loss) per share from continuing operations	$0.00	$(0.00)
Net income (loss) per share from discontinued operations	$(0.00)	$0.00
Basic net income per share	$0.00	$0.00

	For the Year Ended December 31,
	2024	2023
Fully Diluted Net Income (Loss) Per Common Share:
Numerator:
Net income (loss) from continuing operations	$76,830	$(31,950)
Net income (loss) from discontinued operations	$(6,643)	$41,781
Net income	$70,187	$9,831
Denominator:
Fully Diluted weighted-average common shares outstanding	26,112,754	25,868,576
Net income (loss) per share from continuing operations	$0.00	$(0.00)
Net income (loss) per share from discontinued operations	$(0.00)	$0.00
Fully Diluted net income per share	$0.00	$0.00

Income Taxes

Fast Casual records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more likely than not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.

Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting standards regarding uncertainty in income taxes provides a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 2 - RELATED PARTY TRANSACTIONS

CK Distribution

During November 2024, a significant shareholder of the Company entered into an agreement with the owner of CK Distribution, LLC, whereby, the shareholder transferred some of his ownership in the Company in the form of common stock to the owner of CK, in exchange for the 100% ownership of CK. From the date of formation in July 2023, through the date of the exchange agreement, CK had minimal operations, no assets or liabilities. As a result of the transaction, the Company now owns 100% of CK and the shareholder is no longer a significant shareholder.

Advances Payable

During the year ended December 31, 2024, an officer and director of Fast Casual loaned the Company $17,000. The loan is due on demand, unsecured and does not bare interest. The balance of the loan was $17,000 at December 31, 2024.

During the year ended December 31, 2024, an officer and director of Fast Casual loaned the Company $329. The loan is due on demand, unsecured and does not bare interest. The balance of the loan was $329 at December 31, 2024.

Notes Payable

During November 2024, as a result of the acquisition of CK, the Company entered into a note payable with an officer and director of Fast Casual in the amount of $62,000. The note is unsecured, does not bear interest and is due December 31, 2026.

On December 31, 2022, Fast Casual entered into an unsecured note in the amount of $70,464, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2023. During 2023, the Company repaid the balance of $70,464 and accrued interest of $2,282 in full.

On December 31, 2022, Fast Casual entered into an unsecured note in the amount of $433,295, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2023. During the year ended December 31 2023, Fast Casual received additional funding of $53,808 and repaid $389,300 in cash. To memorialize the additional funding, on December 31, 2023, Fast Casual entered into a new unsecured note in the amount of $97,803, 0% interest, due December 31, 2024. During 20204, the Company repaid $61,780 and the holder of the note forgave the remaining $58,782. The balance of the note was $0 and $97,803 at December 31, 2024 and 2023, respectively.

On December 31, 2022, Fast Casual entered into a non-interest bearing, unsecured note in the amount of $104,447, due in full on December 31, 2023. During the year ended December 31, 2023, the Company repaid $38,544. During the year ended December 31, 2024, the holder of the note forgave the remaining $65,903 of the note. The balance of the note was $0 and 65,903 at December 31, 2024 and 2023, respectively.

Fast Casual’s notes payable to related parties consist of the following at:

	December 31,
	2024	2023
Notes payable, interest at 0%, unsecured, due December 31, 2026	$79,000	$—
Note payable, no interest, unsecured, due upon demand	329	97,803
Note payable, no interest, unsecured, due December 31, 2024	—	65,903
Total:	79,329	163,706
Less: current portion	$(329)	$(163,706)
Long-term notes payable	$79,000	$—

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 3 - STOCKHOLDERS’ DEFICIT

During the year ended December 31, 2023 Fast Casual issued 657,000 shares of its common stock for cash of $394,028, or approximately $0.60 per share.

During the year ended December 31, 2023, Fast Casual issued 17,500 shares of its common stock for subscribed stock of $10,500, or $0.60 per share.

NOTE 4 - OPERATING LEASE

During November 2024, the Company entered into a lease agreement for operating and administrative space in Tarpon Springs, Florida. The lease term is two years, calls for an upfront payment of $50,000 and monthly payments of $4,280 beginning January 1, 2025.

Fast Casual recorded a right-to-use lease asset and lease liability totaling $135,860 related to the above-described lease. During the years ended December 31, 2024, Fast Casual recognized $6,268 in facility expenses from amortization of leased assets.

The following table details the operating lease balances included in the accompanying balance sheets as of:

	December 31,
	2024	2023
Right of use asset – operating lease, net	$130,236	$—
Operating lease liabilities – current	$45,418	$—
Operating lease liabilities – long-term	$41,086	$—

As of December 31, 2024, the remaining lease term is 1.92 years.

Maturities of the lease liabilities are as follows at December 31, 2024:

Total lease payments:

2024	$51,360
2025	42,800
2026	—
2027	—
2028	—
Thereafter	—
Total lease payments	94,160
Less: interest	(7,656)
Total lease liabilities	86,504
Less: Current portion	(45,418)
Long-term lease liabilities	$41,086

NOTE 5 - CARES ACT FUNDING

As part of the Coronavirus Aid, Relief and Economic Security Act, during 2020 through 2021, Fast Casual borrowed a total of $114,400 in Economic Injury Disaster Loans (EIDL). The terms call for interest at 3.75% and installment payments of principal and interest of $577 per month beginning twenty-four months from the date of the original note in 2020. During 2024, the Company was granted partial payment relief through a hardship accommodation plan, temporarily reducing the monthly payment to $58 per month in interest only payments until March 2025. The balance of the EIDL and accrued accrued interest, was $120,632 and $118,608 at December 31, 2024 and 2023, respectively.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

A summary of the EIDL payable are as follows:

	December 31,
	2024	2023
EIDL, interest at 3.75% per annum, due in monthly payments beginning 2021	114,400	114,400
Total:	114,400	114,400
Less: current portion	—	—
Long-term debt, net	$114,400	$114,400

Maturities of the above note payable are as follows at December 31, 2024:

2024	—
2025	—
2026	—
2027	—
2028	—
Thereafter	114,400
Total	$114,400

NOTE 6 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Fast Casual's ability to continue as a going concern are as follows:

To date, Fast Casual has raised over $1,000,000 and is seeking to raise up to $5,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity will be used to increase production, marketing and sale of specialty drink mixes and expand brand identity to ultimately achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 - DISCONTINUED OPERATIONS

During 2024, the Company was notified that its only franchisee was ceasing operations at its restaurants. The discontinuation of the restaurants lead the Company to abandon its franchise business and shift its focus on the specialty beverage business as described above. As such, the franchise operations business qualified as discontinued operations as it represented a significant strategic shift of the Company’s operations and financial results. In addition, the operations and cash flows of the franchise operations business can be distinguished, operationally and for financial reporting purposes, from the remaining operations of the Company. The historical statement of operations of the franchise business as of December 31, 2024 and 2023 have been presented as discontinued operations in the consolidated financial statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

The operating results of the Company’s discontinued operations for the years ended December 31, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2024	2023
REVENUES
Franchise income	$22,154	$65,761

OPERATING EXPENSES
Operating expenses	—	5,079
Depreciation expense	—	13,006
Professional fees	—	5,895
Total operating expenses	—	23,980

OTHER INCOME (EXPENSE)
Asset impairment expense	(30,216)	—
Gain from debt extinguishment	1,419	—
Total other income (expense)	(28,797)	—

(Loss) income from discontinued operations	$(6,643)	$41,781

Total cash provided by operating activities of discontinued operations were $23,413 and $157,035, respectively, for the year ended December 31, 2024 and 2023, respectively.

NOTE 8 - INCOME TAXES

Fast Casual files income tax returns in the U.S. federal jurisdiction and the state of Pennsylvania. Fast Casual’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2024 and 2023:

	2024	2023
Deferred tax assets:
Net operating loss carryforward	$692,851	$688,303
Valuation allowance	(692,851)	(688,303)
	$—	$—

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended December 31, 2024 and 2023 due to the following:

	2024	2023
Pre-tax book income (loss)	$14,739	$2,155
Gain on debt extinguishment	(26,183)	—
Loss on asset impairment	6,345	—
Valuation allowance	5,099	(1,724)
	$—	$431

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

The Company had net operating losses of approximately $4,693,183 with state net operating losses beginning to expire in 2040.  Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2020 through 2023 are subject to examination.

NOTE 9 - SUBSEQUENT EVENTS

Fast Casual reviewed subsequent events through April 29, 2025, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2025

FAST CASUAL CONCEPTS, INC.

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 28, 2025.

FAST CASUAL CONCEPTS, INC.

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	Chief Executive Officer and Director